Exhibit 2.5

DESCRIPTION OF SECURITIES

Ordinary Shares

This section summarizes the material rights of the shareholders of REE Automotive (“REE” or the “Company”) under Israeli law, and the material provisions of REE’s Amended and Restated Articles.

Share Capital

The authorized share capital of the company consists of 75,333,333 Class A ordinary shares, without par value (“Class A Ordinary Shares”), and 2,780,570 Class B ordinary shares, without par value (“Class B Ordinary Shares”).

All of the outstanding ordinary shares are validly issued, fully paid and non-assessable. The ordinary shares are not redeemable and do not have any preemptive rights.

Other than with respect to Class B Ordinary Shares, REE’s board of directors may determine the issue prices and terms for such shares or other securities, and may further determine any other provision relating to such issue of shares or securities. REE may also issue and redeem redeemable securities on such terms and in such manner as REE’s board of directors shall determine.

The following descriptions of share capital and provisions of the Amended and Restated Articles are summaries and are qualified by reference to our Amended and Restated Articles.

Class A Ordinary Shares

Voting Rights

Holders of Class A Ordinary Shares are entitled to cast one vote per each Class A Ordinary Share held as of the applicable record date. Generally, holders of all classes of Ordinary Shares vote together as a single class on all matters (including the election of directors), and an action is approved by REE shareholders if the number of votes cast in favor of the action exceeds the number of votes cast in opposition to the action.

Transfer of Shares

Fully paid Class A Ordinary Shares are issued in registered form and may be freely transferred under its Amended and Restated Articles, unless the transfer is restricted or prohibited by another instrument, applicable law or the rules of Nasdaq. The ownership or voting of Ordinary Shares by non-residents of Israel is not restricted in any way by our Amended and Restated Articles or the laws of the State of Israel, except for ownership by nationals of some countries that at the time are, or have been, in a state of war with Israel.

Dividend Rights

REE may declare a dividend to be paid to the holders of Class A Ordinary Shares in proportion to their respective shareholdings. Under the Israeli Companies Law, 5759-1999 (the “Companies Law”), dividend distributions are determined by the board of directors and do not require the approval of the shareholders of a company unless the company’s articles of association provide otherwise. REE’s Amended and Restated Articles do not require shareholder approval of a dividend distribution and provide that dividend distributions may be determined by its board of directors.

Pursuant to the Companies Law, subject to certain exceptions with respect to the buyback of our Class A Ordinary Shares, the distribution amount is limited to the greater of retained earnings or earnings generated over the previous two years, according to the company’s most recently reviewed or audited financial statements (less the amount of previously distributed dividends, if not reduced from the earnings), provided that the end of the period to which the financial statements relate is not more than six months prior to the date of the distribution. If REE does not meet such criteria, then it may distribute dividends only with court approval. In each case, REE is only permitted to distribute a dividend if its board of directors and, if applicable, the court determines that there is no reasonable concern that payment of the dividend will prevent REE from satisfying its existing and foreseeable obligations as they become due.

Liquidation Rights

In the event of REE’s liquidation, after satisfaction of liabilities to creditors, its assets will be distributed to the holders of Class A Ordinary Shares in proportion to their shareholdings. This right, as well as the right to receive dividends, may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights which may be authorized in the future.

Repurchase

Class A Ordinary Shares may be repurchased subject to compliance with the Companies Law, in such manner and under such terms as its board of directors shall determine.

Class B Ordinary Shares

Issuance of Class B Ordinary Shares

Class B Ordinary Shares may be issued only to, and registered in the names of, Daniel Barel and Ahishay Sardes and (i) any entities wholly-owned by Daniel Barel or Ahishay Sardes (each, a “Founder”), or (ii) a spouse upon divorce, as required by settlement, order or decree, or as required by a domestic relations settlement, order or decree, and (iii) the other Founder solely upon the death or permanent disability of the other Founder; provided that in the case of subparagraphs (i) and (ii) the Founder retains the sole power to vote the Class B Ordinary Shares held by such entity or spouse (collectively, “Permitted Class B Owners”).

Voting Rights

Holders of Class B Ordinary Shares are entitled to cast ten votes per each Class B Ordinary Share held as of the applicable record date. Generally, holders of all classes of Ordinary Shares vote together as a single class on all matters (including the election of directors), and an action is approved by REE shareholders if the number of votes cast in favor of the action exceeds the number of votes cast in opposition to the action.

Specific actions set forth in REE’s Amended and Restated Articles may not be effected by REE without the prior affirmative vote of 100% of the outstanding Class B Ordinary Shares, voting as a separate class. Such actions include the following:

●	directly or indirectly, whether by amendment, or through merger, recapitalization, consolidation or otherwise, amend or repeal, or adopt any provision of our Amended and Restated Articles inconsistent with, or otherwise alter, any provision of its Amended and Restated Articles that modifies the voting, conversion or other rights, powers, preferences, privileges or restrictions of the Class B Shares;

●	reclassify any outstanding Class A Ordinary Shares into shares having the right to have more than one vote for each share thereof, except as required by law;

●	issue any Class B Ordinary Shares (other than (i) Class B Ordinary Shares originally issued by REE after the Closing Date (as defined below) pursuant to the exercise or conversion of options or warrants that, in each case, are outstanding as of the Closing Date and (ii) Class B Ordinary Shares issued to a Founder simultaneously with each Class A Ordinary Share issued to such Founder); or

●	authorize, or issue any shares of, any class or series of REE’s share capital having the right to more than one (1) vote for each share thereof.

Dividend Rights

Holders of Class B Ordinary Shares will not participate in any dividend declared by the board of directors.

Liquidation Rights

On the liquidation, dissolution, distribution of assets or winding up of REE, holders of Class B Ordinary Shares will not be entitled to receive any distribution of REE assets of whatever kind.

Transfers

Holders of Class B Ordinary Shares are restricted from transferring such shares other than to a Permitted Class B Owner.

Mandatory Suspension

Each Class B Ordinary Share will be automatically suspended upon the tenth anniversary of the Closing Date. In addition, the Class B Ordinary Shares will be suspended and have no further voting rights with respect to any Founder:

(i)	who holds less than 33% of the Class A Ordinary Shares held by such Founder immediately following the Effective Time (including those underlying vested and unvested options);

(ii)	whose employment as an executive officer is terminated other than for cause or who resigns as an officer of REE and also ceases to serve as a director;

(iii)	who dies or is permanently disabled, except that if the other Founder holds Class B Ordinary Shares at such time, then the Class B Ordinary Shares held by the Founder who dies or is permanently disabled will automatically be transferred to the other Founder; or

(iv)	whose employment as an executive officer is terminated for cause.

A termination for cause requires a unanimous decision of the board of directors of REE other than the affected Founder.

A termination for “Cause” shall occur 30 days after written notice by REE to a Founder (based upon the unanimous decision of the board of directors, other than such Founder) of a termination for Cause if such Founder shall have failed to cure or remedy such matter, if curable, within such thirty (30) day period. In the event that the basis for Cause is not curable, then such 30 day cure period shall not be required, and such termination shall be effective 10 days after the date REE delivers notice of such termination for Cause. “Cause” shall mean REE’s termination of a Founder’s employment with REE or any of its subsidiaries as a result of: (i) fraud, embezzlement or any willful act of material dishonesty by such Founder in connection with or relating to such Founder’s employment with REE or any of its subsidiaries; (ii) theft or misappropriation of property, information or other assets by such Founder in connection with such Founder’s employment with REE or any of its subsidiaries which results in or would reasonably be expected to result in or would reasonably be expect to result in material loss, damage or injury to REE and its subsidiaries, their goodwill, business or reputation; (iii) such Founder’s conviction, guilty plea, no contest plea, or similar plea for any felony or any crime that results in or would reasonably be expected to result in material loss, damage or injury to REE and its subsidiaries, their goodwill, business or reputation; (iv) such Founder’s use of alcohol or drugs while working that materially interferes with the ability of such Founder to perform such Founder’s material duties hereunder; (v) such Founder’s material breach of a material REE policy, or material breach of an REE policy that results in or would reasonably be expected to result in material loss, damage or injury to the Company and its subsidiaries, their goodwill, business or reputation; or (vi) such Founder’s material breach of any of his obligations under the employment agreement between such Founder and REE, as in effect from time to time (the “Founder Employment Agreement”); provided, that, for clauses (i) — (vi) above, REE delivers written notice to such Founder of the condition giving rise to Cause within 90 days after its initial occurrence.

Repurchase

The Class B Ordinary Share are not subject to repurchase.

Exchange Controls

There are currently no Israeli currency control restrictions on remittances of dividends on Class A Ordinary Shares, proceeds from the sale of the Class A Ordinary Shares or interest or other payments to non-residents of Israel, except for shareholders who are subjects of countries that at the time are, or have been, in a state of war with Israel.

Registration Rights

Concurrently with the execution and delivery of the Agreement and Plan of Merger, dated as of February 3, 2021, by and among 10X Capital Venture Acquisition Corp (“10X Capital”), REE and Merger Sub (the “Merger Agreement”), 10X Capital, its executive officers and directors (the “Insiders”), 10X Capital SPAC Sponsor I LLC (the “Sponsor”) and certain of the shareholders of REE entered into an Amended and Restated Investors’ Rights Agreement (the “Investors’ Rights Agreement”), which became effective on July 23, 2021, pursuant to which REE filed a registration statement registering the resale of certain registrable securities under the Securities Act of 1933, as amended (the “Securities Act”). REE has also agreed to provide customary “piggyback” registration rights with respect to such registrable securities and to file a resale shelf registration statement to register the resale under the Securities Act of such registrable securities, subject to required notice provisions to other shareholders party thereto. REE has also agreed to file a resale shelf registration statement to register the resale of Class A Ordinary Shares and warrants held by the Sponsor.

The Investors’ Rights Agreement also provides that the Sponsor shall not transfer any of its Class A Ordinary Shares issued in connection with REE’s business combination with 10X Capital (the “Merger”) until (i) with respect to 25% of such shares, the date that is 90 days following the closing date of the Merger on July 22, 2021 (the “Closing Date”), and (ii) with respect to 75% of such shares, the first to occur of (x) the date that is 12 months following the Closing Date and (y) such time as the closing price of the Class A Ordinary Shares equals or exceeds $13.00 per share for any twenty (20) trading days within any thirty (30) consecutive trading days following the Closing Date. Further, each Insider shall not transfer any of its Class A Ordinary Shares issued in connection with the Merger until the date that is 180 days following the Closing Date. The foregoing restrictions on transfer of the Sponsor’s and the Insiders’ Class A Ordinary Shares shall terminate and no longer be applicable upon the date following the Closing Date on which REE completes a liquidation, merger, capital stock exchange, or other similar transaction that results in all of REE’s shareholders having the right to exchange their Class A Ordinary Shares for cash, securities or other property.

The Investors’ Rights Agreement also provides that REE will pay certain expenses relating to such registrations and indemnify the securityholders against certain liabilities. The rights granted under the Investors’ Rights Agreement supersede any prior registration, qualification, or similar rights of the parties with respect to their REE securities or 10X Capital securities, and all such prior agreements shall be terminated.

Shareholder Meetings

Under Israeli law, REE is required to hold an annual general meeting of its shareholders once every calendar year and no later than 15 months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to in the Amended and Restated Articles as special general meetings. REE’s board of directors may call special general meetings of its shareholders whenever it sees fit, at such time and place, within or outside of Israel, as it may determine. In addition, the Companies Law provides that REE’s board of directors is required to convene a special general meeting of its shareholders upon the written request of (i) any two or more of its directors, (ii) one-quarter or more of the serving members of its board of directors or (iii) one or more shareholders holding, in the aggregate, either (a) 10% or more of REE’s issued and outstanding shares and 1% or more of REE’s outstanding voting power or (b) 10% or more of REE’s outstanding voting power.

Under Israeli law, one or more shareholders holding at least 1% of the voting rights at the general meeting of shareholders may request that the board of directors include a matter in the agenda of a general meeting of shareholders to be convened in the future, provided that it is appropriate to discuss such a matter at the general meeting (except with respect to the election or removal of a director, in which case at least 5% of the voting rights is required to permit a shareholder to request that the board of directors include such matter on the agenda). REE’s Amended and Restated Articles contain procedural guidelines and disclosure items with respect to the submission of shareholder proposals for general meetings. Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings of shareholders are the shareholders of record on a date to be decided by the board of directors, which, as a company listed on an exchange outside Israel, may be between four and 60 days prior to the date of the meeting. Furthermore, the Companies Law requires that resolutions regarding the following matters must be passed at a general meeting of shareholders:

●	amendments to the articles of association;

●	appointment, terms of service and termination of services of auditors;

●	appointment of directors, including external directors (if applicable);

●	approval of certain related party transactions;

●	increases or reductions of authorized share capital;

●	a merger; and

●	the exercise of the board of director’s powers by a general meeting, if the board of directors is unable to exercise its powers and the exercise of any of its powers is required for proper management of the company.

The Companies Law requires that a notice of any annual general meeting or special general meeting be provided to shareholders at least 21 days prior to the meeting and, if the agenda of the meeting includes (among other things) the appointment or removal of directors, the approval of transactions with office holders or interested or related parties, or an approval of a merger, notice must be provided at least 35 days prior to the meeting. Under the Companies Law and REE’s Amended and Restated Articles, shareholders are not permitted to take action by way of written consent in lieu of a meeting.

Quorum

Pursuant to REE’s Amended and Restated Articles, the quorum required for REE’s general meetings of shareholders consists of at least two shareholders present in person or by proxy who hold or represent at least 33⅓% of the total outstanding voting power of its shares, except that if (i) any such general meeting was initiated by and convened pursuant to a resolution adopted by the board of directors and (ii) at the time of such general meeting REE qualifies as a “foreign private issuer,” the requisite quorum will consist of two or more shareholders present in person or by proxy who hold or represent at least 25% of the total outstanding voting power of its shares. Notwithstanding the foregoing, a quorum for a general meeting shall also require the presence in person or by proxy of at least one shareholder holding Class B Ordinary Shares if such shares are outstanding. The requisite quorum may be present within half an hour of the time fixed for the commencement of the general meeting. A general meeting adjourned for lack of a quorum shall be adjourned either to the same day in the next week, at the same time and place, to such day and at such time and place as indicated in the notice to such meeting, or to such day and at such time and place as the chairperson of the meeting shall determine. At the reconvened meeting, any number of shareholders present in person or by proxy shall constitute a quorum, unless a meeting was called pursuant to a request by REE shareholders, in which case the quorum required is one or more shareholders, present in person or by proxy and holding the number of shares required to call the meeting as described under “— Shareholder Meetings” above. Notwithstanding the foregoing, a quorum for any adjourned general meeting shall also require the presence in person or by proxy of at least one shareholder holding Class B Ordinary Shares if such shares are outstanding.

Vote Requirements

REE’s Amended and Restated Articles provide that all resolutions of REE shareholders require a simple majority vote, unless otherwise required by the Companies Law or by the Amended and Restated Articles. Under the Companies Law, certain actions require the approval of a special majority, including:

(i)	an extraordinary transaction with a controlling shareholder or in which the controlling shareholder has a personal interest;

(ii)	the terms of employment or other engagement of a controlling shareholder of the company or a controlling shareholder’s relative (even if such terms are not extraordinary); and

(iii)	certain compensation-related matters.

Under REE’s Amended and Restated Articles, the alteration of the rights, privileges, preferences or obligations of any class of REE’s shares (to the extent there are classes other than the ordinary shares) requires the approval of a simple majority of the class so affected (or such other percentage of the relevant class that may be set forth in the governing documents relevant to such class), in addition to the ordinary majority vote of all classes of shares voting together as a single class at a shareholder meeting.

Under REE’s Amended and Restated Articles, the approval of (i) a majority of the total voting power of the shareholders if Class B Ordinary Shares remain outstanding and (ii) if no Class B Ordinary Shares remain outstanding, a supermajority of at least 65% of the total voting power of the Shares is generally required to remove any of its directors from office, to amend such provision regarding the removal of any of its directors from office, or certain other provisions regarding the board, shareholder proposals, and the size of REE’s board. Another exception to the simple majority vote requirement is a resolution for the voluntary winding up, or an approval of a scheme of arrangement or reorganization, of the company pursuant to Section 350 of the Companies Law, which requires the approval of a majority of the shareholders present and represented at the meeting, and holding at least 75% of the voting rights represented at the meeting and voting on the resolution and pursuant to Section 350(a1) of the Companies Law, in light of the dual classes of its shares may require separate class votes.

Access to Corporate Records

Under the Companies Law, all shareholders generally have the right to review minutes of REE’s general meetings, REE’s shareholder register (including with respect to material shareholders), REE’s articles of association, REE’s financial statements, other documents as provided in the Companies Law, and any document REE is required by law to file publicly with the Israeli Registrar of Companies or the Israeli Securities Authority. Any shareholder who specifies the purpose of its request may request to review any document in its possession that relates to any action or transaction with a related party which requires shareholder approval under the Companies Law. REE may deny a request to review a document if it determines that the request was not made in good faith, that the document contains a commercial secret or a patent or that the document’s disclosure may otherwise impair its interests.

Anti-Takeover Provisions; Acquisitions under Israeli Law

Full Tender Offer

A person wishing to acquire shares of a public Israeli company who would, as a result, hold over 90% of the target company’s voting rights or the target company’s issued and outstanding share capital (or of a class thereof), is required by the Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company (or the applicable class). If (a) the shareholders who do not accept the offer hold less than 5% of the issued and outstanding share capital of the company (or the applicable class) and the shareholders who accept the offer constitute a majority of the offerees that do not have a personal interest in the acceptance of the tender offer or (b) the shareholders who did not accept the tender offer hold less than 2% of the issued and outstanding share capital of the company (or of the applicable class), all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. A shareholder who had its shares so transferred may petition an Israeli court within six months from the date of acceptance of the full tender offer, regardless of whether such shareholder agreed to the offer, to determine whether the tender offer was for less than fair value and whether the fair value should be paid as determined by the court. However, an offeror may provide in the offer that a shareholder who accepted the offer will not be entitled to petition the court for appraisal rights as described in the preceding sentence, as long as the offeror and the company disclosed the information required by law in connection with the full tender offer. If the full tender offer was not accepted in accordance with any of the above alternatives, the acquirer may not acquire shares of the company that will increase its holdings to more than 90% of the company’s voting rights or the company’s issued and outstanding share capital (or of the applicable class) from shareholders who accepted the tender offer. Shares purchased in contradiction to the full tender offer rules under the Companies Law will have no rights and will become dormant shares.

Special Tender Offer

The Companies Law provides that an acquisition of shares of an Israeli public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of 25% or more of the voting rights in the company. This requirement does not apply if there is already another holder of 25% or more of the voting rights in the company. Similarly, the Companies Law provides that an acquisition of shares of an Israeli public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of more than 45% of the voting rights in the company, if there is no other shareholder of the company who holds more than 45% of the voting rights in the company. These requirements do not apply if (i) the acquisition occurs in the context of a private placement by the company that received shareholder approval as a private placement whose purpose is to give the purchaser 25% or more of the voting rights in the company, if there is no person who holds 25% or more of the voting rights in the company or as a private placement whose purpose is to give the purchaser 45% of the voting rights in the company, if there is no person who holds 45% of the voting rights in the company, (ii) the acquisition was from a shareholder holding 25% or more of the voting rights in the company and resulted in the purchaser becoming a holder of 25% or more of the voting rights in the company, or (iii) the acquisition was from a shareholder holding more than 45% of the voting rights in the company and resulted in the purchaser becoming a holder of more than 45% of the voting rights in the company. A special tender offer must be extended to all shareholders of a company. A special tender offer may be consummated only if (i) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer (excluding the purchaser, its controlling shareholders, holders of 25% or more of the voting rights in the company and any person having a personal interest in the acceptance of the tender offer, or anyone on their behalf, including any such person’s relatives and entities under their control).

In the event that a special tender offer is made, a company’s board of directors is required to express its opinion on the advisability of the offer, or shall abstain from expressing any opinion if it is unable to do so, provided that it gives the reasons for its abstention. The board of directors shall also disclose any personal interest that any of the directors has with respect to the special tender offer or in connection therewith. An office holder in a target company who, in his or her capacity as an office holder, performs an action the purpose of which is to cause the failure of an existing or foreseeable special tender offer or is to impair the chances of its acceptance, is liable to the potential purchaser and shareholders for damages, unless such office holder acted in good faith and had reasonable grounds to believe he or she was acting for the benefit of the company. However, office holders of the target company may negotiate with the potential purchaser in order to improve the terms of the special tender offer, and may further negotiate with third parties in order to obtain a competing offer.

If a special tender offer is accepted, then shareholders who did not respond to or that had objected the offer may accept the offer within four days of the last day set for the acceptance of the offer and they will be considered to have accepted the offer from the first day it was made.

In the event that a special tender offer is accepted, then the purchaser or any person or entity controlling it or under common control with the purchaser or such controlling person or entity at the time of the offer may not make a subsequent tender offer for the purchase of shares of the target company and may not enter into a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer. Shares purchased in contradiction to the special tender offer rules under the Companies Law will have no rights and will become dormant shares.

Merger

The Companies Law permits merger transactions if approved by each party’s board of directors and, unless certain conditions described under the Companies Law are met, a simple majority of the outstanding shares of each party to the merger that are represented and voting on the merger. The board of directors of a merging company is required pursuant to the Companies Law to discuss and determine whether in its opinion there exists a reasonable concern that as a result of a proposed merger, the surviving company will not be able to satisfy its obligations towards its creditors, such determination taking into account the financial status of the merging companies. If the board of directors determines that such a concern exists, it may not approve a proposed merger. Following the approval of the board of directors of each of the merging companies, the boards of directors must jointly prepare a merger proposal for submission to the Israeli Registrar of Companies.

For purposes of the shareholder vote of a merging company whose shares are held by the other merging company, or by a person or entity holding 25% or more of the voting rights at the general meeting of shareholders of the other merging company, or by a person or entity holding the right to appoint 25% or more of the directors of the other merging company, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares voted on the matter at the general meeting of shareholders (excluding abstentions) that are held by shareholders other than the other party to the merger, or by any person or entity who holds 25% or more of the voting rights of the other party or the right to appoint 25% or more of the directors of the other party, or any one on their behalf including their relatives or corporations controlled by any of them, vote against the merger. In addition, if the non-surviving entity of the merger has more than one class of shares, the merger must be approved by each class of shareholders. If the transaction would have been approved but for the separate approval of each class or the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the valuation of the merging companies and the consideration offered to the shareholders. If a merger is with a company’s controlling shareholder or if the controlling shareholder has a personal interest in the merger, then the merger is instead subject to the same special majority approval that governs all extraordinary transactions with controlling shareholders.

Under the Companies Law, each merging company must deliver to its secured creditors the merger proposal and inform its unsecured creditors of the merger proposal and its content. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of the merging company, and may further give instructions to secure the rights of creditors.

In addition, a merger may not be completed unless at least 50 days have passed from the date that a proposal for approval of the merger is filed with the Israeli Registrar of Companies and 30 days from the date that shareholder approval of both merging companies is obtained.

Anti-Takeover Measures

The Companies Law allows us to create and issue shares having rights different from those attached to Ordinary Shares, including shares providing certain preferred rights with respect to voting, distributions or other matters and shares having preemptive rights. As of the date hereof, no preferred shares have been authorized under REE’s Amended and Restated Articles. In the future, if REE authorizes, creates and issues a specific class of preferred shares, such class of shares, depending on the specific rights that may be attached to it, may have the ability to frustrate or prevent a takeover or otherwise prevent its shareholders from realizing a potential premium over the market value of Ordinary Shares. The authorization and designation of a class of preferred shares will require an amendment to REE’s Amended and Restated Articles which requires the prior approval of the holders of a majority of the voting power of REE participating or otherwise represented in the shareholders’ meeting, provided that a quorum is present or otherwise represented at the meeting, and provided further, that in the event that such class of preferred shares shall have the right to more than one (1) vote for each share thereof, such authorization and designation shall also require the affirmative vote of 100% of the outstanding Class B Ordinary Shares, voting as a separate class. The convening of the meeting, the shareholders entitled to participate and the vote required to be obtained at such a meeting will be subject to the requirements set forth in the Companies Law and REE’s Amended and Restated Articles, as described above under the paragraphs titled “— Shareholder Meetings,” “— Quorum” and “— Vote Requirements.”

Borrowing Powers

Pursuant to the Companies Law and REE’s Amended and Restated Articles, REE’s board of directors may exercise all powers and take all actions that are not required under law or under its Amended and Restated Articles to be exercised or taken by its shareholders, including the power to borrow money for company purposes.

Changes in Capital

REE’s Amended and Restated Articles enable it to increase or reduce its share capital, provided that the creation of a new class of shares with more than one vote per share shall be considered a modification of the Class B Ordinary Shares. Any such changes are subject to Israeli law and must be approved by a resolution duly passed by REE’s shareholders at a general meeting of shareholders, provided that modification to the rights attached to the Class B Ordinary Shares shall require approval of shareholders holding 100% of the then issued Class B Ordinary Shares. In addition, transactions that have the effect of reducing capital, such as the declaration and payment of dividends in the absence of sufficient retained earnings or profits, require the approval of both REE’s board of directors and an Israeli court.

Exclusive Forum

REE’s Amended and Restated Articles provide that unless it consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. REE’s Amended and Restated Articles also provide that unless REE consents in writing to the selection of an alternative forum, the competent courts in Tel Aviv, Israel shall be the exclusive forum for any derivative action or proceeding brought on behalf of REE, any action asserting a breach of a fiduciary duty owed by any of REE’s directors, officers or other employees to REE or its shareholders or any action asserting a claim arising pursuant to any provision of the Companies Law or the Israeli Securities Law.

Transfer Agent and Registrar

The transfer agent and registrar for Ordinary Shares is Continental Stock Transfer & Trust Company. Its address is 1 State Street, 30th Floor, New York, New York 10004, and its telephone number is 212-509-4000.

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